Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations. We recommend that you read this in conjunction with our unaudited condensed consolidated interim financial statements as of and for the three months ended March 31, 2016 and 2015 included as Exhibit 99.1 to this Report on Form 6-K, which have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting. We also recommend that you read our management’s discussion and analysis and our audited consolidated financial statements and the notes thereto, which appear in our Annual Report on Form 20-F for the year ended December 31, 2015 (the “Annual Report”) filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to the U.S. Securities and Exchange Act of 1934, as amended.

Unless otherwise indicated or the context otherwise requires, all references to “Auris Medical” or the “company,” “we,” “our,” “ours,” “us” or similar terms refer to Auris Medical Holding AG and its subsidiaries.

We prepare and report our consolidated financial statements and financial information in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States. We maintain our books and records in Swiss Francs. We have made rounding adjustments to some of the figures included in this management’s discussion and analysis. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them. Unless otherwise indicated, all references to currency amounts in this discussions and analysis are in Swiss Francs.

This discussion and analysis is dated as of May 10, 2016.

Overview

We are a clinical-stage biopharmaceutical company focused on the development of novel products for the treatment of inner ear disorders. Our most advanced product candidate, AM-101, is in Phase 3 clinical development for acute inner ear tinnitus under a special protocol assessment, or SPA, from the FDA. In two Phase 2 clinical trials, AM-101 demonstrated a favorable safety profile and statistically significant improvement in tinnitus loudness and other patient reported outcomes. We expect to have first top-line results from the first Phase 3 trial for AM-101 in the third quarter of 2016, with results for the second trial following a few months later. We are also developing AM-111 for acute inner ear hearing loss. We intend to conduct two pivotal Phase 3 trials in the treatment of idiopathic sudden sensorineural hearing loss, titled HEALOS and ASSENT. HEALOS has commenced enrollment in Europe and Asia, and we intend to initiate ASSENT in the U.S., Canada, and South Korea in mid-2016. In addition, we are planning a Phase 2 trial, entitled Efficacy and Safety of AM-111 in the Treatment of Surgery-Induced Hearing Loss (REACH) in the U.S. Provided that we obtain grant or other funding, REACH could be initiated at the earliest in the first half of 2017.

To date, we have financed our operations through public offerings of our common shares, private placements of equity securities and short term loans. We have no products approved for commercialization and have never generated any revenues from royalties or product sales. As of March 31, 2016, we had cash and cash equivalents of CHF 41.4 million. Based on our current plans, we do not expect to generate royalty or product revenues unless and until we obtain marketing approval for, and commercialize, AM-101, AM-111 or any of our other product candidates.

As of March 31, 2016, we had an accumulated deficit of CHF 90.7 million. We expect to continue incurring losses as we continue our clinical and pre-clinical development programs, apply for marketing approval for our product candidates and, subject to obtaining regulatory approval of our product candidates, build a sales and marketing force in preparation for the potential commercialization of our product candidates.

On September 1, 2015, we filed a shelf registration statement on Form F-3 (333-206710) with the SEC to register for one or more offerings of common shares, senior debt securities, subordinated debt securities, warrants, purchase contracts or units with a maximum aggregate offering price of up to US$ 100.0 million. The shelf registration statement was declared effective on September 10, 2015.

Sven Zimmermann, who has been our Chief Financial Officer since 2014, has decided to leave the Company for personal reasons this summer. A search for his replacement has been initiated.

There have been no developments in the previously disclosed patent interference involving our issued patent No. 9,066,865 and Otonomy Inc.’s patent application No. 13/848,636.

Collaboration and License Agreements

There have been no material changes to our collaboration and license agreements from those reported in “Item 5—Operating and Financial Review and Prospects–Operating results—Collaboration and License Agreements” in the Annual Report.

Research and Development Expense

Our research and development expense is highly dependent on the development phases of our research projects and therefore may fluctuate substantially from period to period. Our research and development expense mainly relates to the following key programs:

•	AM-101. We are conducting a Phase 3 clinical development program with AM-101 comprising two Phase 3 studies and two open label follow-on studies. We expect top-line results of the TACTT2 trial in the third quarter 2016 and the top-line results of TACTT3 a few months later. We anticipate that our research and development expenses in connection with these clinical trials will be lower in 2016 than in the preceding year, but remain at a substantial level.

•	AM-111. We intend to conduct two pivotal Phase 3 trials in the treatment of ISSNHL, titled HEALOS and ASSENT. HEALOS has commenced enrollment in Europe and Asia, and we intend to initiate ASSENT in the U.S., Canada, and South Korea in mid-2016. We anticipate that our research and development expenses in connection with the two AM-111 trials will substantially increase in 2016 compared to the previous year.

Other research and development expenses mainly relate to our pre-clinical studies with AM-102 and AM-123. The expenses mainly consist of costs for production of the pre-clinical compounds and costs paid to academic research institutions in conjunction with pre-clinical testing.

For a discussion of our other key financial statement line items, please see “Item 5—Operating and Financial Review and Prospects–Operating results—Financial Operations Overview” in the Annual Report.

Results of Operations

The numbers below have been derived from our unaudited condensed consolidated interim financial statements as of and for the three months ended March 31, 2016 and 2015. The discussion below should be read along with this financial information, and it is qualified in its entirety by reference to them.

Comparison of the three months ended March 31, 2016 and 2015

	Three months ended March 31,
	2016	2015	Change
	(in thousands of CHF)%

Research and development	(6,140)	(6,230)	(1%)
General and administrative	(1,222)	(930)	31%
Operating loss	(7,362)	(7,160)	3%
Interest income	11	5	120%
Interest expense	(3)	(2)	50%
Foreign currency exchange losses, net	(1,545)	(895)	73%
Loss before tax	(8,899)	(8,052)	11%
Income tax expense	-	-	-

Net loss attributable to owners of the Company	(8,899)	(8,052)	11%
Other comprehensive loss:
Items that will never be reclassified to profit or loss
Remeasurements of defined benefits liability	(261)	(229)	14%
Items that are or may be reclassified to profit or loss
Foreign currency translation differences	42	18	133%

Other comprehensive loss	(219)	(211)	4%
Total comprehensive loss attributable to owners of the Company	(9,118)	(8,263)	10%

Research and development expense

	Three months ended March 31,
Research and development expense	2016	2015	Change
	(in thousands of CHF)%

Clinical projects	(4,169)	(5,298)	(21%)
Pre-clinical projects	(81)	(129)	(37%)
Drug manufacture and substance	(401)	(148)	171%
Employee benefits	(566)	(457)	24%
Other research and development expenses	(923)	(198)	366%
Total	(6,140)	(6,230)	(1%)

Research and development expense of CHF 6.1 million were comparable in the three months ended March 31, 2016 and in the three months ended March 31, 2015. The variances within Research and Development expenses between the three months ended March 31, 2016 and the corresponding period in 2015 are mainly due to the following:

•	Clinical projects. In the three months ended March 31, 2016 we incurred lower clinical expenses than in the three months ended March 31, 2015, primarily due to lower service and milestone costs charged by contracted service providers in connection with the Phase 3 AM-101 clinical trials (TACTT2, TACTT3, AMPACT1 and AMPACT2) (related costs were CHF 4.0 million in the three months ended March 31, 2015 and CHF 2.4 million in the three months ended March 31, 2016), reflecting the near completion of enrollment in TACTT2. The decrease in AM-101 related costs was partially offset by higher AM-111 related costs mainly as a result of payments to a clinical research organization totaling CHF 1.0 million for the preparation of the Phase 3 ASSENT trial in the three months ended March 31, 2016.

•	Pre-clinical projects. In the three months ended March 31, 2016, pre-clinical expenses decreased primarily due to the completion of AM-101 and AM-111 related pre-clinical projects partially offset by higher expenses for our AM-102 pre-clinical project.

•	Drug manufacture and substance. In the three months ended March 31, 2016, we incurred higher costs related to raw material purchases and the manufacture of supplies for AM-101 and AM-111 and related process developments than in the three months ended March 31, 2015.

•	Employee benefits. Employee expenses were higher in the three months ended March 31, 2016 than in the same period in 2015 due to a higher headcount.

•	Other research and development costs. Other research and development expenses were higher in the three months ended March 31, 2016 than in the same period in 2015 due to higher patent costs.

General and administrative expense

General and administrative expense was CHF 1.2 million in the three months ended March 31, 2016 compared to CHF 0.9 million in the three months ended March 31, 2015, as a result of higher administration costs (CHF 0.7 million vs CHF 0.5 million) as well as higher employee benefits due to higher headcount (CHF 0.4 million vs CHF 0.3 million).

We expect that general and administrative expense will increase in the future as our business expands and we continue to incur costs associated with operating as a public company and protecting our intellectual property portfolio.

Interest income

Interest income increased in the three months ended March 31, 2016 compared to the three months ended March 31, 2015, due to a higher return on short-term deposits.

Interest expense

Interest expense did not materially change in the three months ended March 31, 2016 compared to the three months ended March 31, 2015 and mainly consist of bank charges.

Foreign currency exchange losses, net

Net Foreign currency exchange losses, increased in the three months ended March 31, 2016 compared to the three months ended March 31, 2015, due to higher unrealized foreign exchange losses on the Company’s U.S. dollar denominated cash and cash equivalents.

Cash flows

Comparison of the three months ended March 31, 2016 and 2015

The table below summarizes our cash flows for the three months ended March 31, 2016 and 2015:

	Three months ended March, 31
	2016	2015
	(in thousands of CHF)

Net cash used in operating activities .	(7,318)	(6,336)
Net cash from investing activities	11	5
Net cash from financing activities .	—	12
Net effect of currency translation on cash .	(1,537)	(961)
Cash and cash equivalents at the beginning of the period .	50,237	56,934
Cash and cash equivalents at the end of the period	41,393	49,654

The increase in net cash used in operating activities from CHF 6.3 million in the three months ended March 31, 2015 to CHF 7.3 million in the three months ended March 31, 2015 was mainly due to higher general and administrative expenses as well as a decrease in accrued liabilities from December 31, 2015 to March 31, 2016, whereas accrued liabilities increased in the period from December 31, 2014 to March 31, 2015.

Net cash from investing activities was immaterial in the three months ended March 31, 2016, as well as in the three months ended March 31, 2015, and was comprised of interest received.

The decrease in net cash from financing activities in the three months ended March 31, 2016 compared to the three months ended March 31, 2015 reflects the proceeds from the exercise of stockoptions in the three months ended March 31, 2015 (no stock options were exercised in the period ended March 31, 2016).

Cash and funding sources

As of March 31, 2016, we had no long term debt and had no ongoing material financial commitments, such as lines of credit or guarantees that are expected to affect our liquidity over the next five years, other than leases.

Funding requirements

We believe that our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements until the fall of 2017. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. Our future funding requirements will depend on many factors, including but not limited to:

•	the scope, rate of progress, results and cost of our clinical trials, nonclinical testing, and other related activities;

•	the cost of manufacturing clinical supplies, and establishing commercial supplies, of our product candidates and any products that we may develop;

•	the number and characteristics of product candidates that we pursue;

•	the cost, timing, and outcomes of regulatory approvals;

•	the cost and timing of establishing sales, marketing, and distribution capabilities; and

•	the terms and timing of any collaborative, licensing, and other arrangements that we may establish, including any required milestone and royalty payments thereunder.

We expect that we will require additional capital to commercialize our product candidates AM-101 and AM-111. If we receive regulatory approval for AM-101 or AM-111, and if we choose not to grant any licenses to partners, we expect to incur significant commercialization expenses related to product manufacturing, sales, marketing and distribution, depending on where we choose to commercialize. Additional funds may not be available on a timely basis, on favorable terms, or at all, and such funds, if raised, may not be sufficient to enable us to continue to implement our long-term business strategy. If we are not able to raise capital when needed, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts.

We may raise additional capital through the sale of equity or convertible debt securities. In such an event, your ownership interest will be diluted, and the terms of these new securities may include liquidation or other preferences that adversely affect your rights as a holder of our common shares.

For more information as to the risks associated with our future funding needs, see “Item 3—Key Information—Risk factors” in the Annual Report.

Contractual Obligations and Commitments

There have been no material changes to our contractual obligations outside the ordinary course of our business from those reported in “Item 5—Operating and Financial Review and Prospects—Tabular disclosure of contractual obligations” in the Annual Report.

Off-Balance Sheet Arrangements

As of the date of this discussion and analysis, we do not have any, and during the periods presented we did not have any, off-balance sheet arrangements except for the Operating Lease mentioned in “Item 5—Operating and Financial Review and Prospects—Tabular disclosure of contractual obligations” in the Annual Report.

Significant Accounting Policies and Use of Estimates and Judgment

There have been no material changes to the significant accounting policies and estimates described in “Item 5—Operating and Financial Review and Prospects–Operating results—Significant accounting policies and use of estimates and judgment” in the Annual Report.

Recent Accounting Pronouncements

There are no IFRS standards as issued by the IASB or interpretations issued by the IFRS interpretations committee that are effective for the first time for the financial year beginning on or after January 1, 2016 that would be expected to have a material impact on our financial position.

JOBS Act Exemption

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an “emerging growth company”. As an emerging growth company, we are not required to provide an auditor attestation report on our system of internal controls over financial reporting. This exemption will apply for a period of five years following the completion of our initial public offering (2019) or until we no longer meet the requirements of being an “emerging growth company,” whichever is earlier. We would cease to be an emerging growth company if we have more than US$1.0 billion in annual revenue, have more than US$700 million in market value of our common shares held by non-affiliates or issue more than US$1.0 billion of non-convertible debt over a three-year period.

Cautionary Statement Regarding Forward Looking Statements

Forward-looking statements appear in a number of places in this discussion and analysis and include, but are not limited to, statements regarding our intent, belief or current expectations. Many of the forward-looking statements contained in this discussion and analysis can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Item 3—Key Information—Risk factors” in the Annual Report. These risks and uncertainties include factors relating to:

•	our operation as a development stage company with limited operating history and a history of operating losses;

•	our need for substantial additional funding before we can expect to become profitable from sales of our products;

•	our dependence on the success of AM-101 and AM-111, which are still in clinical development and may eventually prove to be unsuccessful;

•	the chance that we may become exposed to costly and damaging liability claims resulting from the testing of our product candidates in the clinic or in the commercial stage;

•	the chance our clinical trials may not be completed on schedule, or at all, as a result of factors such as delayed enrollment or the identification of adverse effects;

•	uncertainty surrounding whether and when any of our product candidates will receive regulatory approval, which is necessary before they can be commercialized;

•	if our product candidates obtain regulatory approval, our being subject to expensive ongoing obligations and continued regulatory overview;

•	enacted and future legislation may increase the difficulty and cost for us to obtain marketing approval and commercialization;

•	the chance that we do not obtain orphan drug exclusivity for AM-111, which would allow our competitors to sell products that treat the same conditions;

•	dependence on governmental authorities and health insurers establishing adequate reimbursement levels and pricing policies;

•	our products may not gain market acceptance, in which case we may not be able to generate product revenues;

•	our reliance on our current strategic relationships with INSERM or Xigen and the potential failure to enter into new strategic relationships;

•	our reliance on third parties to conduct our nonclinical and clinical trials and on third-party single-source suppliers to supply or produce our product candidates; and

•	other risk factors discussed under “Item 3—Key Information—Risk factors” included in the Annual Report.

  Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.